Acme United Corporation

55 Walls Drive

Fairfield, CT 06824

September 23, 2015

Melissa N. Rocha, Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549-0404

RE:	Acme United Corporation
Form 10-K
Filed March 6, 2015
File No. 1-7698

Dear Ms. Rocha:

This letter is in response to your September 16, 2015 comment letter relating to our Form 10-K for the year ended December 31, 2014. Your comments accompanied by our responses are provided below.

Form 10-K for the year ended December 31, 2014

Management’s Discussion and Analysis, page 15

Liquidity and Capital Resources, page 19

1. We have read your response to comment 1 in our letter dated August 7, 2015. Please confirm you will revise your disclosures to address the factors materially impacting the recoverability of your inventories, including those affecting the allowance for slow moving and obsolete inventory.

Response

We note your comment and will revise future filings to include material factors as mentioned above when applicable.

Income Taxes, page 31

2. We have read your response to comment 2 in our letter dated August 7, 2015. Please provide the clarifying information included in your response in your disclosures to the extent applicable and material, particularly that: i) the one-time repatriation from the Hong Kong subsidiary was implemented over two years; ii) you repatriate the earnings of your Canadian subsidiary on a regular basis for general business needs; and iii) the permanent reinvestment assertion relates only to the Hong Kong subsidiary. With regards to the Hong Kong earnings, please disclose the unrecognized deferred income tax liability pursuant to ASC 740-30-50-2.

Response

We note your comment and will revise our disclosures accordingly in future filings. The revised disclosures will be included in our upcoming filing of Form 10-K for the year ended December 31, 2015.

In connection with our response to the Staff's comments, Acme United Corporation hereby acknowledges that:

o	Acme United Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	Acme United Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all communications regarding the foregoing to the undersigned at the address appearing above or at p.driscoll@acmeunited.com, tel. no. 203-319-2102, or, in my absence, to Scott Torreso at s.torreso@acmeunited.com, tel. no. 203-319-2115.

Sincerely,

/s/ Paul G. Driscoll

Paul G. Driscoll

Vice President and Chief Financial Officer

2